

June 12, 2024

Craig F. Courtemanche, Jr.
Chief Executive Officer
Procore Technologies, Inc.
6309 Carpinteria Avenue
Carpinteria, CA 93013

> **Re: Procore Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Response dated May 29, 2024**
> **File No. 001-40396**

Dear Craig F. Courtemanche:

We have reviewed your May 29, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 58

1. We note your response to prior comment one; however, the adjustments for "employer payroll tax on employee stock transactions" are not consistent with the guidance in Question 100.01 of the non-GAAP C&DIs. In this regard, cash payments related to employee compensation are normal, recurring, cash operating expenses. Please revise to remove this adjustment from each of your non-GAAP measures.

Craig F. Courtemanche, Jr.
Procore Technologies, Inc.
June 12, 2024
Page 2

  Please contact Dave Edgar at 202-551-3459 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.

               Sincerely,

               Division of Corporation Finance
               Office of Technology

cc: Benjamin Singer